# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eterna Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 10/29/2024
Amends the filing with accession number 0001140361-21-017257
Filed by CIK 0001448698
Persons authorized to receive notices and communications: Charles Cherington, c/o Ara Partners, LLC,, 200 Berkeley Street, 26th Floor, Boston, Massachusetts (MA), 02116, (617) 838-3053

## Reporting persons
- Charles Cherington (CIK 0001448698): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 16,642,183; shared voting power 0; sole dispositive power 16,642,183; shared dispositive power 0; aggregate amount beneficially owned 16,642,183 (32.38% of the class)
  Comment: Rows 7, 9 and 11 consist of (i) 16,628,123 shares of common stock, par value $0.005 per share (the "Common Stock"), of Eterna Therapeutics Inc. (the "Issuer") and (ii) 14,060 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer (assuming a conversion rate of 5.0717).
  
  Row 13 is calculated based on an aggregate of 51,388,773 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 51,374,713 shares of common stock of the Issuer outstanding as of as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2024 and (ii) 14,060 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock within 60 days, which are deemed outstanding pursuant to Rule 13-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: Eterna Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Comment: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends certain Items of the Schedule 13D originally filed with the SEC on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on December 14, 2022 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on September 7, 2023 ("Amendment No. 3") and Amendment No. 4 thereto filed with the SEC on December 20, 2023 ("Amendment No. 4," and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the "Schedule 13D") by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided in Item 5 of this Amendment No. 5 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended by adding the following: The Reporting Person acquired 16,071,658 shares of Common Stock of the Issuer pursuant to the Exchange Transactions (as defined below) and the Notes Conversion (as described below). The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 18, 2025, the Reporting Person owned directly (i) 16,628,123 shares of Common Stock of the Issuer and (ii) 14,060 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer (assuming a conversion rate of 5.0717). Rows 11 and 13 set forth on the cover page to this Amendment No. 5 are hereby incorporated by reference in this Item 5 (a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10, inclusive, set forth on the cover page to this Amendment No. 5 are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days:
On September 23, 2024, the Reporting Person acquired the rights to $240,000 in aggregate principal amount of the Issuer's 6.0% Senior Convertible Promissory Notes due 2028 (the "2028 Notes") and 167,832 warrants (the "Assigned Warrants") to purchase one share of Common Stock per Assigned Warrant in exchange for agreeing to forgive an aggregate of $100,000 in personal loans to two investors.

On October 29, 2024, the Reporting Person acquired $1,368,626 in aggregate principal amount of the Issuer's 12% Senior Convertible Notes due September 24, 2025 (the "2025 Notes") and 5,474,504 accompanying warrants (the "2024 Warrants") to purchase one share of Common Stock per 2024 Warrant. The Reporting Person acquired the 2025 Notes and 2024 Warrants from the Issuer in a private placement pursuant to that certain Securities Purchase Agreement, dated as of September 24, 2024, by and among the Issuer, the Reporting Person and the other parties thereto.

Following the issuance of the 2025 Notes and the 2024 Warrants on October 29, 2024, the Reporting Person consummated an exchange with the Issuer (the "Warrant Exchange") of (i) warrants to purchase an aggregate of 261,756 shares of Common Stock issued in December 2022 with an exercise price of $1.43 per share (the "2022 Warrants"); (ii) warrants to purchase an aggregate of 1,153,846 shares of Common Stock issued in July 2023 with an exercise price of $1.43 per share (the "July 2023 Warrants"); (iii) warrants to purchase an aggregate of 1,562,988 shares of Common Stock issued in December 2023 with an exercise price of $1.43 per share (the "December 2023 Warrants" and together with the 2022 Warrants, the July 2023 Warrants, the Assigned Warrants and the 2024 Warrants, the "Warrants");(iv) the Assigned Warrants; and (v) the 2024 Warrants. Each Warrant was exchanged for shares of Common Stock at an exchange ratio of 0.5 of a share of Common Stock per Warrant or Note, resulting in the acquisition of 4,310,463 shares of Common Stock by the Reporting Person.

At the same time as the Warrant Exchange, the Reporting Person consummated an exchange with the Issuer (the "Notes Exchange" and together with the Warrant Exchange, the "Exchange Transactions") of (i) $3.54 million in the aggregate principal amount of the Issuer's 6.0% Senior Convertible Promissory Notes due 2028 (the "6.0%Notes") and (ii) $3.0 million in the aggregate principal amount of the Issuer's 12.0% Senior Convertible Notes due December 12, 2028 (the "12.0% Notes"). All of the 6.0% Notes and the 12.0% Notes were exchanged for shares of Common Stock at an exchange ratio equal to (A) the sum expressed in U.S. dollars of (1) the principal amount of the applicable convertible note, plus (2) all accrued and unpaid interest thereon through the date the applicable convertible note is exchanged plus (3) all interest that would have accrued through, but not including, the maturity date of applicable convertible note if it was outstanding from the date such convertible note is exchanged through its maturity date, divided by (B) $1.00 (rounded up to the nearest whole number), resulting in the acquisition of 8,941,649 shares of Common Stock by the Reporting Person.

Concurrently with the Exchange Transactions, the 2025 Notes plus all accrued and unpaid interest thereon were automatically converted (the "Notes Conversion") at a conversion price of $0.50 per share of Common Stock into 2,819,546 shares of Common Stock.

The Exchange Transactions and Notes Conversion were approved by the Issuer's stockholders at the Issuer's Annual Meeting of Stockholders on October 29, 2024.

## Signatures
- Charles Cherington: /s/ Charles Cherington, Charles Cherington (03/05/2025)